Pricing supplement No. 17
*To prospectus dated October 10, 2006, and
prospectus supplement dated November 13, 2006*

Registration Statement No. 333-137902
Dated January 26, 2007; Rule 424(b)(2)

Deutsche Bank

Deutsche Bank AG, London Branch
$204,000
5.60% Callable Fixed Rate Notes due January 30, 2022

General

- The notes are 100% principal-protected notes that pay interest semi-annually in arrears at a rate of 5.60% per annum. The notes are designed for investors who seek semi-annual interest payments with full principal protection at maturity.
- Senior unsecured obligations of Deutsche Bank AG due January 30, 2022.
- Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
- The notes priced on January 26, 2007 and are expected to settle on January 30, 2007.

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa3 to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.
Interest Rate:	5.60% per annum, payable on the basis of a 360-day year consisting of twelve 30-day months.
Interest Payment Dates:	Each July 30 and January 30, commencing on July 30, 2007, or if any such day is not a business day, on the first following day that is a business day.
Call Right; Redemption Price:	We may, in our sole discretion, redeem your notes in whole, but not in part, on any Interest Payment Date occurring in or after January 2010 for an amount in cash, per $1,000 note principal amount, equal to $1,000 *plus* any accrued but unpaid interest. If we call the notes, we will give you notice not less than five (5) business days prior to the Call Date (the "**Call Notice Date**") as described below under "Description of the Notes — Our Call Right."
Trade Date:	January 26, 2007
Maturity Date:	January 30, 2022
CUSIP:	2515A0 AK 9
ISIN:	US2515A0AK97

Investing in the notes involves a number of risks. See "Selected Risk Considerations" beginning on page PS-2 in this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions	Proceeds to Us
Per Note	$1,000.00	$0.00	$1,000.00
Total	$204,000.00	$0.00	$204,000.00

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$204,000.00	$21.83

Deutsche Bank Securities

SUMMARY

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part. You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC Web site is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page PS-2 in this pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

- In making your investment decision, you should rely only on the information contained or incorporated by reference in this pricing supplement relevant to your investment and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in this pricing supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

- You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which such offer or solicitation is unlawful.

- **We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. Neither the delivery of this pricing supplement nor the accompanying prospectus supplement or prospectus nor any sale made hereunder implies that there has been no change in our affairs or that the information in this pricing supplement and accompanying prospectus supplement and prospectus is correct as of any date after the date hereof.**

- **You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this pricing supplement and the accompanying prospectus supplement and prospectus and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you**

of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

Selected Risk Considerations

An investment in the notes involves risks.

- **THE NOTES MAY BE CALLED PRIOR TO THE MATURITY DATE** — We may call the notes beginning on any Interest Payment Date occurring in or after January 2010. If we call the notes, you will bear the risk of reinvestment, which may be at rates of return less than you would have received had we not called the notes.

- **THE VALUE OF THE NOTES MAY DECLINE DUE TO SUCH FACTORS AS A RISE IN INFLATION AND/OR INTEREST RATES OVER THE TERM OF THE NOTES** — Because the notes mature in 2022, their value may decline over time due to such factors as inflation and/or rising interest rates. In addition, the Interest Rate on the notes may in the future be low in comparison to the interest rates for similar debt securities then prevailing in the market. Nevertheless, if this occurs, you will not be able to require the Issuer to redeem the notes and will, therefore, bear the risk of holding the notes until the Maturity Date.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. Deutsche Bank Securities Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes prior to maturity is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes.

- **THE NOTES ARE NOT DESIGNED TO BE SHORT-TERM TRADING INSTRUMENTS** — The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes. The potential returns described in this pricing supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment upon early redemption or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or our affiliates will be willing to purchase notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. **Accordingly, you should be willing and able to hold your notes to maturity.**

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — The value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the time to maturity of the notes;

  - interest and yield rates in the market generally;

- a variety of economic, financial, political, regulatory or judicial events; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings, financial condition or results of operations.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **HOLDINGS OF THE NOTES BY OUR AFFILIATES AND FUTURE SALES MAY AFFECT THE PRICE OF THE NOTES** — Certain of our affiliates may purchase some of the notes for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering. Circumstances may occur in which our interests or those of our affiliates may be in conflict with your interests. In addition, if a substantial portion of the notes held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the notes may fall. The negative effect of such sales on the prices of the notes could be more pronounced if secondary trading in the notes is limited or illiquid.

- **YOUR INVESTMENT IN THE NOTES IS NOT INSURED BY THE FDIC** — The notes are not insured by the Federal Deposit Insurance Corporation.

DESCRIPTION OF THE NOTES

> *The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. Capitalized terms used but not defined in this pricing supplement have the meanings assigned to them in the accompanying prospectus supplement and prospectus. The term "**note**" refers to each $1,000 principal amount of our 5.60% Callable Fixed Rate Notes.*

General

The notes are senior unsecured obligations of Deutsche Bank AG that pay interest at a rate equal to 5.60% per annum. The notes are a series of securities referred to in the accompanying prospectus supplement and prospectus. The notes will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

The notes are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The principal amount and issue price of each note is $1,000. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company ("**DTC**") or its nominee, as described under "Description of Notes — Form, Legal Ownership and Denomination of Notes" in the accompanying prospectus supplement and "Forms of Securities — Global Securities" in the accompanying prospectus.

Payments on the Notes

The "**Maturity Date**" will be January 30, 2022, unless that day is not a business day, in which case the Maturity Date will be the first following business day. Unless we exercise our Call Right, on the Maturity Date you will receive a cash payment, for each $1,000 note principal amount, of $1,000 *plus* any accrued but unpaid interest.

The notes will bear interest at the rate equal to 5.60% per annum, payable semi-annually in arrears on each July 30 and January 30 (each, an "**Interest Payment Date**"), commencing on July 30, 2007, or if any such day is not a business day, on the first following day that is a business day. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The initial Interest Period will begin on, and include, January 30, 2007 and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on the Maturity Date or any earlier redemption date.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "**business day**" is any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market transactions or by private agreement.

Our Call Right

We may redeem your notes, in whole but not in part, on the Interest Payment Date in January 2010 and on each Interest Payment Date thereafter at our option.

If we choose to exercise our Call Right, we will notify DTC (the holder of the global note) not less than five (5) business days before the Call Date (the "**Call Notice**"). The day we give the Call Notice, which will be a business day, will be the "**Call Notice Date**," and the day we select for redemption, which we will specify in our Call Notice, will be the "**Call Date**." We will not give a Call Notice that results in a Call Date later than the Maturity Date.

On the Call Date we will pay you an amount in cash, for each $1,000 note principal amount, equal to $1,000 plus any accrued but unpaid interest.

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things the amount of interest payable in respect of your notes on each Interest Payment Date. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of this pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid on each Interest Payment Date and at maturity on or prior to 11:00 a.m. on the business day preceding each Interest Payment Date and the Maturity Date. All calculations with respect to the amount of interest payable on the notes will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per $1,000 note principal amount at maturity will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities — Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment Upon an Event of Default

If an event of default occurs, and the maturity of your notes is accelerated, we will pay a default amount for each $1,000 note principal amount equal to $1,000 *plus* any accrued but unpaid interest to (but excluding) the date of acceleration.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge and Defeasance" are not applicable to the notes.

Listing

The notes will not be listed on any securities exchange.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in the City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the notes. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

USE OF PROCEEDS; HEDGING

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes, as more particularly described in "Use of Proceeds" in the accompanying prospectus. We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those securities.

Although we have no reason to believe that any of these activities will have a material impact on the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

UNDERWRITING

Under the terms and subject to the conditions contained in the Distribution Agreement entered into between Deutsche Bank AG and Deutsche Bank Securities Inc. ("**DBSI**"), as agent, and certain other agents that may be party to the Distribution Agreement from time to time (each, an "**Agent**," and, collectively with DBSI, the "**Agents**"), each Agent participating in the offering of the notes has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of this pricing supplement. DBSI will not receive a commission in connection with the sale of the notes. Each Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of this pricing supplement. DBSI and other Agents may allow a concession to other dealers as set forth in this pricing supplement, or we may pay other fees, in the amount set forth on the cover page of this pricing supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate principal amount of notes offered pursuant to this pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering.

No action has been or will be taken by us, DBSI or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement, the accompanying prospectus supplement or prospectus other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this pricing supplement, the accompanying prospectus supplement or prospectus or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

We expect to deliver the notes against payment therefor on or about the second business day following the Trade Date. Under Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the Trade Date will be required, by virtue of the fact that we expect the notes initially to settle in two business days (T+2), to specify alternative settlement arrangements to prevent a failed settlement.